                         COVERAGE PROTECTION BENEFIT

This rider is made part of the policy to which it is attached if "Coverage Protection Benefit" is shown in the Policy Specifications.

COVERAGE PROTECTION. The policy will not lapse as long as the Coverage Protection Value is greater than zero. The Coverage Protection Value is a reference value equal to what the Net Accumulation Value would have been if calculated using:

1. the reference factors from the "Table of Coverage Protection Factors" (attached to this rider) as the cost of insurance rates;

2. the current expense charges from the schedule of "Expense Charges and Fees" as of the Date of Issue as the expense charges and fees; and

3. an increase or decrease as determined in the Investment Adjustment provision below in lieu of any increase or decrease as a result of actual market performance in the Variable Sub-Accounts or interest credited under the Fixed Account.

The Coverage Protection Value is a reference value only and is not used in determining the actual Net Accumulation Value or death benefit provided by this contract. The Coverage Protection Value may become less than zero. If the Coverage Protection Value is less than or equal to zero, the policy may lapse as provided by the "Policy Lapse and Grace Period" provision of the policy.

Lincoln Life reserves the right to issue a new "Table of Coverage Protection Factors" with respect to any increase in Specified Amount. The new table will apply to the increase for purposes of determining the Coverage Protection Value.

TERMINATION. This rider and all rights provided under it will terminate automatically and cannot be reinstated upon whichever of the following occurs first: (a) the younger Insured becomes or would have become age 100, (b) the policy has lapsed, or (c) surrender or other termination of coverage.

POLICY PROVISIONS. Except as provided above, this rider is subject to all the terms of the policy.

EFFECTIVE DATE. This rider becomes effective as of its date of issue, which is the Date of Issue of the policy provided the initial policy premium has been paid.

INVESTMENT ADJUSTMENT. Each Valuation Day, the Coverage Protection Value of the preceding Valuation Day or at Date of Coverage will be multiplied by a factor to reflect an investment gain or loss for the Valuation Period. The adjustment will be made each Valuation Day immediately before any Policy Transactions, as described below. This factor is the ratio of (A/B) minus 1, where:

      A = Net Accumulation Value at the time of the adjustment (before any Policy Transactions are applied for that Valuation Period, but immediately after Fixed Account interest is credited), and

      B = Net Accumulation Value at the time of the previous adjustment (or at Date of Coverage), but after any Policy Transactions are applied for that Valuation Period.

However, the Investment Adjustment factor will be different under the following circumstances:

1. if the Net Accumulation Value at the time of the previous adjustment is zero or negative while the Coverage Protection Value is positive, the Investment Adjustment factor will be compounded at a daily rate of 0.010746% (equivalent to a compounded annual rate of 4%);

2. if the Coverage Protection Value at the time of the previous adjustment is zero or negative while the Net Accumulation Value is positive, there is no Investment Adjustment.

POLICY TRANSACTIONS. Policy Transactions are any transactions not directly related to an increase or decrease as a result of actual market performance in the Variable Sub-Accounts or interest credited under the Fixed Account. These include monthly deductions, partial surrenders, fees, premium payments, loans, loan repayments, and any loan account interest charged or credited.

                                    THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LR655                                                                    Page 1

                    TABLE OF COVERAGE PROTECTION FACTORS
                         (MONTHLY RATES PER $1,000)

SPECIAL NOTE: The monthly reference factors are based on the sex, issue age
              (nearest birthday) and Premium Class of each person insured and is based upon an actuarial formula that reflects one-alive and both-alive probabilities. The reference factors shown below reflect the amount of the Flat Extra, if any, shown in the Policy Specifications or the Risk Factor, if any, shown below. The factors are not used in calculating the actual cash values or death benefit provided under the policy.

            MONTHLY                       MONTHLY                       MONTHLY
DURATION     RATE             DURATION     RATE             DURATION     RATE
-------------------           -------------------           -------------------

   1        0.00006              2        0.00019              3        0.00034
   4        0.00054              5        0.00078              6        0.00109
   7        0.00145              8        0.00190              9        0.00241
  10        0.00303             11        0.00478             12        0.00717
  13        0.00906             14        0.01101             15        0.01284

  16        0.01498             17        0.01793             18        0.02015
  19        0.02232             20        0.02434             21        0.02650
  22        0.02866             23        0.03215             24        0.03624
  25        0.04157             26        0.04789             27        0.05566
  28        0.06497             29        0.07599             30        0.08929

  31        0.10471             32        0.12492             33        0.14859
  34        0.17589             35        0.20854             36        0.24702
  37        0.29396             38        0.35177             39        0.42315
  40        0.51917             41        0.82441             42        1.12086
  43        1.42849             44        1.89424             45        2.47565

  46        3.02062             47        3.63970             48        4.27687
  49        4.99499             50        5.80205             51        6.70582
  52        7.71035             53        8.80393             54        9.97517
  55       11.21456             56       12.40521             57       13.08528
  58       13.37441             59       13.63917             60       13.89143

  61       14.94166             62       16.05979             63       17.24782
  64       17.33399             65       17.40263             66       17.45612
  67       17.45721             68       17.45365             69       17.44695

LR655                                                                    Page 2